FOIA CONFIDENTIAL TREATMENT REQUESTED
CONFIDENTIAL TREATMENT REQUESTED BY CSX CORPORATION

July 8, 2009

VIA EDGAR
(703) 813-6967

Mr. J. Nolan McWilliams
Division of Corporation Finance
United State Securities and Exchange Commission
100 F. Street, N. E.
Washington, DC 20549

Mr. Daniel Morris
Attorney-Advisor
United States Securities and Exchange Commission
100 F. Street, N. E.
Washington, DC 20549

Re.:         CSX Corporation
Form 10-K for the fiscal year ended December 26, 2008
Filed February 19, 2009
Schedule 14A filed March 24, 2009
File No. 001-08022

Dear Mr. McWilliams and Mr. Morris:

CSX Corporation (“CSX” or the “Company”) is writing in response to the Staff’s comment letter dated June 23, 2009, with respect to the above-referenced filings.  CSX believes this letter responds fully to the Staff’s comments and provides information and analyses as requested.  For the convenience of the Staff, each comment is set forth below, followed by the Company’s response.

FOIA CONFIDENTIAL TREATMENT REQUEST

Pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83, I hereby request on behalf of the Company confidential treatment with respect to certain portions of this letter (the “Confidential Portions”), as indicated below. Two copies of this letter are provided:  (i) a redacted version with the Confidential Portions labeled “CONFIDENTIAL TREATMENT REQUESTED BY CSX CORPORATION” and labeled “CSX-001” through “CSX-012,” replaced with bracketed asterisks as “(“[***]”), and (ii) a version with the Confidential Portions in brackets and bold.  The Company is submitting only the redacted version on EDGAR, which version omits the Confidential Portions that are included in the version delivered to the Staff.  The Company believes that the Confidential Portions contain information that is covered by one or more exemptions in the FOIA, for reasons of business confidentiality.

J. Nolan McWilliams
U. S. Securities and Exchange Commission
July 8, 2009

Confidential Treatment Requested by CSX Corporation

I respectfully request on behalf of the Company that the Confidential Portions be withheld from public disclosure, along with (a) any memoranda, notes, correspondence, or other writings made by any member or employee of the Securities and Exchange Commission (the “Commission”) relating to the Confidential Portions, or any conference or telephone call with respect thereto; and (b) any copies or extracts of any of the foregoing.

I request on behalf of the Company that the Confidential Portions be treated as confidential, and that they not be disclosed to any person pursuant to the Freedom of Information Act or otherwise.  In accordance with Rule 83, if any person (including any government employee who is not a member of the Staff) should request an opportunity to inspect or copy any of the Confidential Portions or any materials related thereto, I request that you: (i) promptly notify me of such request in writing or by telephone ((904) 359-1507), (ii) furnish me with a copy of all written material pertaining to such request (including, but not limited to, the request itself and any determination by the Staff with respect to such request), and (iii) provide me at least ten business days advance notice of any intended release so that the Company may, if the Company deems it necessary or appropriate, pursue any remedies available to us.  As required by Rule 83(a)(3), our address is CSX Corporation, 500 Water Street,  Jacksonville, FL 32202.

Schedule 14A

SEC Comment:

Compensation Discussion & Analysis, page 17

1.
We note your response to our prior comments 3; however, the causal connection between disclosure of the safety measure improvements and a specific customer service measure and any competitive harm is not entirely clear.  Please provide additional detailed analysis in support of this conclusion.  Please identify the measures in questions and address, with greater specificity, how disclosure of these performance targets might be expected to affect the particular business decision of your competitors, and in so doing, place you at a competitive disadvantage.  We note in this regard pages 30-31 of Form 10-K, where you disclose several safety and service related measures.  Refer to Instruction 4 of Item 402(b) of Regulation S-K.

CSX Response

According to Instruction 1 to Item 402(b), “the purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.” You have requested additional information regarding three of the eighteen strategic measures under the Company’s 2009 annual incentive compensation plan.  These eighteen strategic goals are unweighted and comprise no more than 40% of a maximum total payout of 160%. Furthermore, no portion of the 40% is available for payout if a minimum financial target is not reached. Accordingly, none of the eighteen strategic measures when viewed individually are likely to have a material impact on the ultimate payout or otherwise provide investors with material information regarding the Company’s compensation policies and decisions.

As for the three specific goals in question, even though we do not believe that these goals are material to an understanding of our compensation policies and decisions, disclosure of

J. Nolan McWilliams
U. S. Securities and Exchange Commission
July 8, 2009

Confidential Treatment Requested by CSX Corporation

these strategic measures would result in competitive harm.  The “specific customer service measure” to which we referred is a service measure for a specific customer.  This goal requires the Company to [Confidential treatment requested by CSX Corporation – CSX 001] [***].  There is significant competition for this customer with other railroads and trucking companies.  Disclosure of the [Confidential treatment requested by CSX Corporation – CSX 002] [***] could be used by this and other customers to [Confidential treatment requested by CSX Corporation – CSX 003] [***].  More importantly, competitors could use this information to their advantage in negotiations with this and other current customers or potential customers.

We respectfully note that the disclosures to which the Staff refers to on pages 30-31 of our Form 10-K are historical statistics, not goals, that the Company is required to report to the Federal Railroad Administration (“FRA”).  The two strategic goals for which we have competitive harm concerns relate to disclosure of internal, non-public safety targets.  Not only is safety a part of our culture at CSX, it is also extremely important to our employees, customers and the communities in which we operate. The Company believes that it is important to continuously strive to reduce the number of injuries and accidents.  Accordingly, CSX has included specific strategic goals in its 2009 annual incentive compensation program to reduce FRA reportable personal injuries and train accidents during 2009. Although we believe it is entirely appropriate to disclose the nature of the goals, we believe disclosure of the specific [Confidential treatment requested by CSX Corporation – CSX 004] [***] could result in significant competitive and financial harm.  [Confidential treatment requested by CSX Corporation – CSX 005] [***], disclosure of these sensitive internal safety goals would allow customers and competitors to use this information to their advantage [Confidential treatment requested by CSX Corporation – CSX 006] [***].

Disclosure of the [Confidential treatment requested by CSX Corporation – CSX 007] [***] could also result in competitive and financial harm arising from use by [Confidential treatment requested by CSX Corporation – CSX 008] [***].

SEC Comment:

2.
We note your response to our prior comment 4.  Please provide additional detailed analysis in support of the conclusion that revealing the targeted pricing levels for prior years would result in competitive harm.  Please address with greater specificity how disclosure of this performance target might be expected to affect the particular business decisions of your competitors, and in so doing, place you at a competitive disadvantage.  Refer to Instruction 4 of Item 402(b) or Regulation S-K.

CSX Response

This goal related to pricing is only one of eleven, unweighted strategic goals that will be considered by the Compensation Committee in deciding whether to reduce the long-term incentive compensation payout for senior executives.  Therefore, as noted in our response to Comment Number 1 above, none of the individual strategic goals is likely to have a material impact on the ultimate payout or otherwise be material to an investor’s understanding of our compensation policies.  Nonetheless, CSX could suffer significant commercial and financial harm as a result of disclosure of future or historic [Confidential treatment requested by CSX Corporation – CSX 009] [***].

J. Nolan McWilliams
U. S. Securities and Exchange Commission
July 8, 2009

Confidential Treatment Requested by CSX Corporation

We believe disclosure of a [Confidential treatment requested by CSX Corporation – CSX 010] [***] which requires the Company to achieve [Confidential treatment requested by CSX Corporation – CSX 011] [***] will lead to competitive harm. [Confidential treatment requested by CSX Corporation – CSX 012] [***]. If disclosed, the Company’s rail, truck, and barge competitors will be able to leverage this information against the Company in the competitive transportation environment.

Conclusion

CSX believes that the above responds fully to the comments of the Staff and intends to address all comments in future filings.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (904) 359-1507 if you would like additional information or if the Staff has additional comments.

Very truly yours,

/s/ Carolyn T. Sizemore
Carolyn T. Sizemore
Vice President & Controller
CSX Corporation

Cc:
Ellen M. Fitzsimmons
Senior Vice President Law & General Counsel
CSX Corporation

Lisa Mancini
Senior Vice President Human Resources
CSX Corporation

Oscar Munoz
Executive Vice President & Chief Financial Officer
CSX Corporation